SECUR  ION

07003224

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
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| Expires: | January 31, 2007 |
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| SEC FILE NUMBER |
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| 8- 015648 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robeco Securities, L.L.C.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED MAR 15 2007 THOMSON FINANCIAL

909 Third Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew J. Davis 212-908-0459
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 28 2007 WASH. D.C. 185 SECTION

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
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| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Matthew J. Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robeco Securities, L.L.C., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAMES G. NOONE
Notary Public, State of New York
No. 02NO6129097
Qualified in Westchester County
Commission Expires June 20, 20__

Signature

Chief Financial Officer

Title

2/23/2007

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Statement of Financial Condition

Robeco Securities, L.L.C. (a Limited Liability Company)

As of December 31, 2006
with Report of Independent Registered Public Accounting Firm

Robeco Securities, L.L.C.
(a Limited Liability Company)

# Statement of Financial Condition

December 31, 2006

## Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
Robeco Securities, L.L.C.

We have audited the accompanying statement of financial condition of Robeco Securities, L.L.C. (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Robeco Securities, L.L.C. at December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 23, 2007

Robeco Securities, L.L.C.
(a Limited Liability Company)

# Statement of Financial Condition

December 31, 2006

| | |
|---|---|
| **Assets** | |
| Cash | $ 686,747 |
| Receivable from Affiliates | 2,012,764 |
| Other assets | 71,517 |
| Total assets | $ 2,771,028 |
| | |
| **Liabilities and Member's Equity** | |
| Payable to Parent | $ 156,867 |
| Sales commissions payable | 75,703 |
| Total liabilities | 232,570 |
| | |
| Member's equity | 2,538,458 |
| Total liabilities and member's equity | $ 2,771,028 |

*See accompanying notes.*

Robeco Securities, L.L.C.
(a Limited Liability Company)

Notes to Statement of Financial Condition

December 31, 2006

## 1. Organization

Robeco Securities, L.L.C. (the "Company"), a Delaware limited liability company, was formed on May 21, 2004 as a wholly-owned subsidiary of Robeco USA, Inc. (the "Parent"). The Company was established as a limited purpose broker-dealer under the Securities Exchange Act of 1934 for the purposes of having registered sales representatives provide their services to Boston Partners Asset Management, L.L.C., Robeco-Sage Capital Management, L.L.C., and Robeco USA, L.L.C., (the "Affiliates") all of which are wholly-owned subsidiaries of the Parent and Affiliates of the Company.

## 2. Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Company in the preparation of its statement of financial condition.

Placement fees are accrued when earned in accordance with the terms of the underlying agreements between the Company and the various funds managed by the Company's Affiliates and for which the Company acts as placement agent.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable. Actual results may differ from those estimates.

## 3. Related Party Transactions

The Company receives a certain allocation of revenue attributable to commissionable sales of securities in accordance with placement agent agreements entered into between the Company and various hedge funds, funds of funds or mutual funds managed by the Company's Affiliates. Of such allocated revenue, $1,051,104 and $961,660 from fiscal years 2005 and 2006 respectively, are included in Receivable from Affiliates in the statement of financial condition.

The Company is charged for administrative services by its Parent based upon agreed upon allocation methodologies as documented in the service level agreement. Such

**3. Related Party Transactions (continued)**

services consist of legal, compliance, accounting and executive administration. The Company owed its Parent $77,500 at December 31, 2007. Such amount is included in Payable to Parent in the statement of financial condition. Furthermore, an amount of $79,367 relating to income taxes is included in Payable to Parent.

**4. Concentrations of Credit Risk**

Cash is held by one financial institution. In the event that the financial institution is unable to fulfill its obligations, the Company would be subject to credit risk.

**5. Sales Commissions**

Included in Sales commissions payable are sales commission payments to registered sales representatives. The Company does not directly employ any personnel, however, certain employees of the Company's Affiliates are registered sales representatives of the Company for purposes of the sale and distribution of registered securities offered by the Affiliates through the Company.

**6. Income Taxes**

The Company is a single member limited liability company and as such is disregarded as a separate entity from its Parent for Federal and state income taxes purposes. Therefore, the results of the Company's operations are included in the Parent's Federal and state income tax returns. However, the Parent allocates to the Company a portion of the consolidated income taxes as if the Company were a separate income taxpayer. At December 31, 2006, the Company had income taxes payable of $79,367 which are included in Payable to Parent in the statement of financial condition.

## 7. Commitments and Contingencies

The Company is involved in litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Company's financial position or results of operations.

## 8. Indemnifications

In the normal course of its business, the Company will indemnify the various funds managed by the Company's Affiliates, for which the Company acts as placement agent, and/or the Company's Affiliates, against loss, liability, claim, damage or expense, as incurred only with respect to statements or omissions made in reliance upon, and in conformity with, information furnished to the funds in writing by or on behalf of the Company for use in connection with offering documents or the annual or interim reports to investors. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

## 9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the Basic or Aggregate Indebtedness method of Rule 15c3-1 which requires the Company to maintain minimum net capital of the greater of 6 2/3% of Aggregate Indebtedness or $5,000. Advances to Affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2006, the Company had net capital of $454,177, which was $438,673 in excess of the required net capital of $15,504.

**10. Subsequent Event**

Effective January 1, 2007, the Parent legally changed its name to Robeco Investment Management, Inc.


END